FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

Enersis Américas and Enersis Chile Announce Distribution of ADSs of Enersis Chile

SANTIAGO, CHILE, April 26, 2016 ─ ENERSIS AMÉRICAS S.A. (“Enersis Américas”)(NYSE: ENIA) and ENERSIS CHILE S.A. (“Enersis Chile”)(NYSE: ENIC) today announced that Enersis Américas completed the distribution of the American Depositary Shares (“ADSs”) of Enersis Chile to the holders of Enersis Américas ADSs, thereby completing the previously announced spin-off by Enersis Américas of Enersis Chile (the “Spin-off”). Holders of Enersis Américas ADSs as of April 14, 2016 (the “ADS Record Date”) received one ADS of Enersis Chile for every ADS of Enersis Américas held by such holder on the ADS Record Date. Each Enersis Chile ADS represents 50 shares of Enersis Chile common stock. On April 21, 2016, Enersis Américas completed the distribution of Enersis Chile common stock.

Enersis Chile ADSs have been trading on a “when issued” basis on the New York Stock Exchange (“NYSE”) under the symbol “ENIC WI” since April 21, 2016, permitting holders of Enersis Américas ADSs to trade the right to receive Enersis Chile ADSs in today’s distribution. Enersis Chile ADSs will begin regular way trading on the NYSE starting tomorrow under the symbol “ENIC” and Enersis Américas ADSs will resume regular way trading on the NYSE tomorrow under its new symbol “ENIA”.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-off, timing of trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, and statements about the objectives of the Spin-off, Enersis Chile's strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include the ability of the businesses of Enersis Américas and Enersis Chile to continue to grow and develop according to their business development plans, trends in the industries in which the businesses of Enersis Américas and Enersis Chile operate, customer demand, the competitive landscape in which the businesses of Enersis Américas and Enersis Chile operate, changes in regulation applicable to the businesses of Enersis Américas and Enersis Chile, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Enersis Chile’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission and the Information Statement issued by Enersis Américas. Except as required by law, Enersis Américas and Enersis Chile undertake no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department e-mail: ir.enersis@enel.com Phone: +56 22353 4682 Address: Santa Rosa 76, Santiago, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: April 26, 2016